UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012 (Report No. 7)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company"), and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

ORCKIT SIGNS AGREEMENT TO RECEIVE BSNL PURCHASE ORDER

The Company signed an agreement yesterday with ITI Ltd., an Indian public sector unit, pursuant to which ITI will immediately approve the issuance of the long-awaited purchase order from BSNL, a "Tier 1" government-owned telecommunication provider in India.

The purchase order is expected to be in an amount of Indian Rupees equal to approximately $6 million. Since the Company has already incurred most of the expenses required to supply this order, it expects the order to generate cash flow of approximately $5 million.

As previously reported the Company expected to receive this follow-on order from BSNL in the third quarter of 2011 but encountered numerous obstacles. The Company believes that the final obstacle has now been cleared and that the purchase order will be received soon. The Company expects that its products will be delivered in the third and fourth quarters of 2012. Please note that during the past year or so, the Company believed on several occasions that it was on the verge of receiving this order, only to be frustrated by new obstacles.  Therefore, no assurance can be given that the rest of the process will go smoothly.

RISK FACTORS

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that there will be additional delays in issuing the purchase order referred to in this report, that the Company will be unable to manufacture and deliver the products ordered satisfactorily and on a timely basis, that there will be delays in payment for the Company's products, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission filings, including but not limited to, those included in its annual report on Form 20-F filed on May 15, 2012. Actual results may materially differ from those set forth in this report. The Company assumes no obligation to update the information in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                        ORCKIT COMMUNICATIONS LTD.

Date: July 17, 2012                                                                        By: /s/ Izhak Tamir
       Izhak Tamir
       President